Exhibit 12(e)

KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income Before Income Taxes	$111	$418	$428	$374	$355	$360
Adjustment to reflect earnings from equity method investments on a cash basis	—	1	(1)	(1)	(1)	(1)
	111	419	427	373	354	359

Total fixed charges as below	26	100	100	86	80	73

Total earnings	$137	$519	$527	$459	$434	$432

Fixed charges, as defined:
Interest charges (a)	$25	$96	$96	$82	$77	$70
Estimated interest component of operating rentals	1	4	4	4	3	3

Total fixed charges	$26	$100	$100	$86	$80	$73

Ratio of earnings to fixed charges	5.3	5.2	5.3	5.3	5.4	5.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.